File Number: 57539-0008

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

May 22, 2008

BY COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
U.S.A.
Mail Stop 7010

Attention:        Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

STRATEGIC AMERICAN OIL CORPORATION (the "Company")
File No. 333-149070
Response to SEC Comment Letter dated May 12, 2008 with respect to
Amendment No. 2 to Registration Statement on Form S-1 filed on April 23, 2008

We write on behalf of the Company in response to the letter (the "Comment Letter") of May 12, 2008 from the Securities and Exchange Commission (the "Commission") commenting on Amendment No. 2 to the Registration Statement on Form S-1 ("S-1 Amendment 2") filed with the Commission by the Company on April 23, 2008. On behalf of the Company, we have filed with the Commission, via the EDGAR system, Amendment No. 3 to the Registration Statement on Form S-1 ("S-1 Amendment 3") that updates the Company's Registration Statement pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of S-1 Amendment No. 3, plus two copies that have been redlined to show the changes from S-1 Amendment No. 2.

On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in S-1 Amendment No. 3.

General

1.           Based on the notification filing filed on EDGAR on March 3, 2008, it appears that the company may have engaged in a private transaction of securities during the pendency of the current registration statement. Please provide us with an analysis of the applicability of the exemption relied on. As the pending registration statement involves a general solicitation for investors in your common stock, provide your views concerning whether the unregistered offering should be integrated with the current public offering as a consequence of the concurrent general solicitation for investors. We may have further comment.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has not engaged in a private transaction of securities during the pendency of the current registration statement. The Form D notification filings filed on EDGAR on March 3, 2008 are with respect to the following private placement transactions that occurred prior to the filing of the Company's registration statement:

    On October 18, 2005, the Company completed a private placement of 16,000,000 shares of common stock at a subscription price of $0.001 per share to 26 subscribers for gross proceeds of $16,000, and an additional 200,000 shares of the Company's common stock with a fair value of $0.001 per share to one subscriber for the settlement of debts of $200. This private placement transaction was completed in reliance of Rule 506 of Regulation D of the Securities Act with respect to eight investors in the United States, and in reliance of Rule 903 of Regulation S of the Securities Act with respect to the remaining 19 investors who were not "U.S. Persons" within the meaning of Regulation S and who were otherwise outside of the United States, based upon representations made to the Company by the purchasers. Sales to United States investors pursuant to Rule 506 of Regulation D were limited to investors who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D.

    On October 29, 2005, the Company completed a private placement of 2,441,978 shares of common stock at a subscription price of $0.10 per share to eleven subscribers for gross proceeds of $244,198. This private placement transaction was completed in reliance of Rule 506 of Regulation D of the Securities Act with respect to two investors in the United States, and in reliance of Rule 903 of Regulation S of the Securities Act with respect to the remaining nine investors who were not "U.S. Persons" within the meaning of Regulation S and who were otherwise outside of the United States, based upon representations made to the Company by the purchasers. Sales to United States investors pursuant to Rule 506 of Regulation D were limited to investors who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D.

    On May 31, 2006, the Company completed a private placement of 311,750 shares of common stock at a subscription price of $0.10 per share to six subscribers for gross proceeds of $31,175, and an additional 136,931 shares of common stock at a subscription price of $0.10 per share for settlement of debts of $13,693. This private placement transaction was completed in reliance of Rule 506 of Regulation D of the Securities Act with respect to one investor in the United States (who qualified as an "accredited investor" within the meaning of Rule 501(a) of Regulation D), and in reliance of Rule 903 of Regulation S of the Securities Act with respect to the remaining five investors who were not "U.S. Persons" within the meaning of Regulation S and who were otherwise outside of the United States, based upon representations made to the Company by the purchasers.

    On July 7, 2006, the Company completed a private placement of 1,022,145 Units at a subscription price of $0.35 per Unit to fifteen subscribers for gross proceeds of $357,750. Each Unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the shareholder to purchase an additional common share of the Company from the date of issuance of the Units until six months from the date that the Company's common shares are first listed on any stock exchange or over-the-counter market, and are exercisable at $0.60 per share. This private placement transaction was completed in reliance of Rule 506 of Regulation D of the Securities Act with respect to two investors in the United States, and in reliance of Rule 903 of Regulation S of the Securities Act with respect to the remaining 13 investors who were not "U.S. Persons" within the meaning of Regulation S and who were otherwise outside of the United States, based upon representations made to the Company by the purchasers. Sales to United States investors pursuant to Rule 506 of Regulation D were limited to investors who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D.

    On April 30, 2007, the Company completed a private placement of 1,680,569 Units at a subscription price of $0.60 per Unit to 46 subscribers for gross proceeds of $1,008,341. Each Unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company from the date of issuance of the Units until one year from the date that the Company's common shares are first listed on any stock exchange or over-the-counter market, and are exercisable at $1.00 per share. This private placement transaction was completed in reliance of Rule 506 of Regulation D of the Securities Act with respect to 19 investors in the United States, and in reliance of Rule 903 of Regulation S of the Securities Act with respect to the remaining 27 investors who were not "U.S. Persons" within the meaning of Regulation S and who were otherwise outside of the United States, based upon representations made to the Company by the purchasers. Sales to United States investors pursuant to Rule 506 of Regulation D were limited to investors who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D.

Each of the above-referenced private placement transactions is described in Item 15 of S-1 Amendment No. 3.

Description of Securities, page 21

2.           We note that you are registering 7,117,425 shares of common stock that are issuable upon the exercise of outstanding warrants. Please provide the information required by Item 202(c) of Regulation S-K.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised the section entitled "Description of Securities" to provide the information required by Item 202(c) of Regulation S-K with respect to the Company's outstanding warrants.

Description of Business and Properties, page 22

Production and Price History, page 25

3.           We note your response to prior comment 8, indicating that you believe the acquisitions of the Holt, Strahan and McKay leases did not constitute acquisitions of business since you did not acquire all or substantially all of the business operations from the sellers. We generally regard acquisitions of working interests in producing oil and gas properties as business acquisitions for purposes of applying the provisions of Rule 3-05 of Regulation S-X. If you believe the acquisitions are not significant, please submit your computations of significance for review. We reissue prior comment 8.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company respectfully submits that the acquisitions of the Holt, Strahan and McKay leases did not constitute the acquisition of a business under Rule 3-05 of Regulation S-X. Rule 3-05(a)(2) provides that for the purposes of determining whether the provisions of Rule 3-05 apply, the determination of whether a business has been acquired should be made in accordance with the guidance set forth in Rule 11-01(d). The Company has determined that, in accordance with Rule 11-01(d), there is not sufficient continuity with respect to the assets prior to and after the acquisition, such that disclosure of prior financial information would not be material to an understanding of future operations. The Company considered the following facts and circumstances in making this determination:

    the physical facilities with respect to the underlying properties were reworked considerably in the months following the purchase;

    no employees or contractors were retained;

    a new operator with its own distribution infrastructure was engaged; and

    no transfer of trade or operating names were part of the arrangement.

In addition, the Company has advised that no historical financial records have been provided to the Company by Energy Program Accompany (which sold the interests in the Holt, Strahan and McKay leases to the Company). The Company used public information available through the State of Louisiana, Department of Natural Resources, to evaluate the assets.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 52

Oil and Gas Properties, page 53

4.           We note your response to prior comment 19, indicating that your estimated future expenditures to develop proved reserves and your estimated dismantlement and abandonment costs are insignificant and immaterial for consideration in your full cost amortization policy. However, we note you disclose in Note 11 on page 63 that the estimated future production and development costs for proved reserves were $2.5 million as of July 31, 2007. Please submit the analysis that you performed in making your insignificant cost amortization conclusion. We reissue prior comment 19.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has advised that its reserve estimates for the Barge Canal (Welder lease) project include only developed resources. Accordingly, the $2.5 million future production costs as of July 31, 2007 does not contain any estimate for expenditures to bring undeveloped reserves into production. The production costs total includes maintenance and workover charges as well as asset retirement obligations (which asset retirement obligations are discussed in greater detail in response to Comment 5 below). The Company has revised the disclosure in Note 11 to clarify that the information provided under the subheading "Standardized measure of discounted future cash flows" is with respect to proved developed reserves and to revise the line item "Future production and development costs" to read "Future production costs" to clarify that development costs are not included in such line item.

Asset Retirement Obligations, page 54

5.           We note your response to prior comment 20, indicating that you view your estimated dismantlement and abandonment costs as being immaterial, "... given the type and transportability of the equipment on-site and the minimal number of operating wells," and hence no accrual for asset retirement obligations was considered necessary at this point. Please quantify the estimated dismantlement and abandonment costs that you considered immaterial, including the estimated eventual costs of plugging the wells. If you are able to show that the SFAS 143 impact is immaterial or does not apply to your situation, please expand your disclosure to discuss your reasons for not accruing the obligation.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has advised that its management has estimated that its asset retirement obligations, including dismantlement, abandonment or plugging costs, will be approximately $5,000 per well for the Company's seven operating wells. The Company has a 75% interest in five of these wells and a 100% interest in the other two wells. As such, the total estimated obligation is estimated to be $28,750 prior to any recovery on the sale of the equipment, which is estimated to be an equivalent value that will substantially offset or eliminate such asset retirement costs. As such, the Company has determined that the SFAS 143 impact is immaterial, and has expanded the disclosure in Note 2 to the financial statements to discuss its reasons for not accruing the obligation.

Engineering Comments

Reserve Reports

6.           Please reconcile for us that your direct operating costs from your consolidated statement of operations were $293,200 for the six months ending January 31, 2007 and $398,900 for the six months ending January 31, 2008 but the annual operating costs in the Carter reserve report (the reserves in the filing) for 2007 is $204,000. We remind you that Rule 4-10(a) of Regulation S-X states that proved reserves are determined under existing economic and operating conditions.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has advised that the direct operating costs in the Company's consolidated statements of operations for the six months ended January 31, 2007 and 2008 include amounts for producing projects that are both proved and unproved. For the six months ended January 31, 2007, direct operating costs for the Barge Canal project (which is the subject of the August 1, 2006 Carter reserve report) were approximately $70,000 of the $293,200 total, which is in-line with the Carter reserve report given that the direct operating costs with respect to Barge Canal in the Company's consolidated financial statements of operations for the six months ended January 31, 2007 were for a five month period (from the August 1, 2006 acquisition date until January 31, 2007). The Company has further advised that for the six months ended January 31, 2008, direct operating costs for the Barge Canal project were approximately $238,000 of the $398,900 total. This amount is significantly higher than expected (the Carter reserve report provided estimated operating costs of $214,000 for the year 2008). The increase in actual operating costs as compared to estimated operating costs is due primarily to unscheduled maintenance costs of approximately $100,000 during the six months ended January 31, 2008.

7.           Reserves must be determined annually as of the date of the end of your fiscal year. Please confirm that in future filings you will determine the proved reserves as of the date of the end of the fiscal year, accounting for all reserve changes as required by paragraph 11 of SFAS 69 and adding the appropriate explanations for all significant reserve changes.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has advised that in future filings, it will determine the proved reserves as of the date of the end of its fiscal year, accounting for all reserve changes as required by paragraph 11 of SFAS 69 and adding the appropriate explanations for all significant reserve changes.

8.           Please explain to us how the Standardized Measure was determined as it does not appear to be from the reserve reports. Reconcile for us the future production and development costs of $2.5 million in the Standardized Measure with the same costs in the reserve reports which appear to total approximately $7.2 million. Tell us how you determined the future production revenues and reconcile any differences from the reserve reports.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that, as set forth in Note 11 to the Company's consolidated financial statements for its fiscal year ended July 31, 2007, the standardized measure as of July 31, 2007 was calculated using a price per barrel of oil of $78.82 and a price per Mcf of natural gas of $6.51. The Company has further advised that the future production costs set forth in the Carter reserve report totalled approximately $2,494,000 as of August 1, 2006 (such $2,494,000 is obtained by adding the totals for net tax production, net tax ad valorem, net investment, net well costs and other costs on the Economic Summary Projection chart contained in the Carter reserve report). The Company updated such estimated costs based on realized operating costs and production taxes for the 2007 fiscal year, resulting in the $2,497,000 estimate included in Note 11. Because Barge Canal was the only project with proved reserves as of July 31, 2007, the disclosure with respect to standardized measure of discounted future cash flows did not include any amounts relating to the South Delhi/Big Creek Field projects.

The Company has further advised that it calculated estimated future production revenues as at July 31, 2007 as follows:

Quantity	Price	Total
63,018 barrels of oil	$78.82/barrel	$4,967,079
89,994 Mcf of gas	$6.51/Mcf	$ 585,661
		$5,552,940

The estimated future production revenues set forth in the August 1, 2006 Carter reserve report ($4,163,872 for oil, $537,208 for gas, $4,701,080 total) differ from the estimated future production revenues set forth in the Company's July 31, 2007 consolidated financial statements for the following reasons:

    The Carter reserve report was as of August 1, 2006, so the quantity of remaining oil and gas reserves was greater than the quantity of such reserves as of July 31, 2007 as result of production between those dates; and

    As set forth in the Carter reserve report, an oil price of $60/barrel and a gas price of $5.00/Mcf were used to make such calculations.

If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

Encls.

cc:         Mr. Sean Donahue (via fax: 202-551-3579)

             Strategic American Oil Corporation
             Attn: Mr. Randall Reneau, President and CEO